Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169363
PROSPECTUS SUPPLEMENT
(To prospectus dated November 10, 2010)

COMMON STOCK

This supplements the offering prospectus of Alliance Bancorp, Inc. of Pennsylvania dated November 10, 2010 and is directed to persons who subscribed to purchase the maximum number of shares in the subscription offering and who indicated on their stock order form a desire to purchase additional shares if the maximum purchase limitations were increased. This prospectus supplement should be read together with the prospectus.

We are increasing the number of shares that you may purchase in the offering.

We have increased the amount of stock that you may purchase as follows:

•	You may now purchase up to 5.0% of the shares sold in the offering (131,750 shares at the minimum of the offering range, which equals $1,317,500, and 178,250 shares at the maximum of the offering range, which equals $1,782,500).

•	You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may now purchase up to 5.0% of the shares sold in the offering (131,750 shares at the minimum of the offering range, which equals $1,317,500, and 178,250 shares at the maximum of the offering range, which equals $1,782,500).

These purchase limitations apply to purchases made in the subscription, community or syndicated community offerings. If you have subscribed for shares of common stock, your total orders must comply with the purchase limitations set forth above. The ownership limitations for current Alliance Bancorp shareholders disclosed in the prospectus remain unchanged. The number of shares of common stock purchased in the offering plus any shares to be received by current Alliance Bancorp shareholders in exchange for their existing shares may not, pursuant to the plan of conversion and reorganization and regulations of the OTS, exceed 5% of the to-be outstanding shares upon completion of the conversion and offering.

Our records indicate that you submitted an order in the subscription offering at the previous purchase limitation and that you indicated on your stock order form a desire to increase your purchase if the maximum purchase limitations were increased. You may increase your order by submitting the enclosed supplemental stock order form together with full payment for the additional shares at the purchase price of $10.00 per share. The supplemental stock order form must be received (not postmarked) by 2:00 p.m., Eastern Time, on January 5, 2011. Payment for additional shares must be by bank check or money order, by wire transfer or by authorization of withdrawal from your deposit account(s) at Alliance Bank, as described in the supplemental stock order form. Cash, personal checks, third party checks and Alliance Bank line of credit checks will not be accepted as payment for additional shares ordered. Your existing stock order will be maintained whether or not you submit a supplemental stock order form.

Completion of the conversion and offering is subject to certain conditions.

Completion of the offering remains subject to (i) receipt of final regulatory approvals, including approval of an updated appraisal, (ii) approval by the current shareholders of Alliance Bancorp, Inc. of Pennsylvania and depositors of Alliance Bank, and (iii) the sale of at least 2,635,000 shares of common stock, which is the minimum of our offering range.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. None of the Securities and Exchange Commission, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, or any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Stifel Nicolaus Weisel

The date of this prospectus supplement is December 27, 2010